UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: April 19, 2022	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

City of Buenos Aires, April 19, 2022

Messrs.
Comisión Nacional de Valores (National Securities Commission)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA) (Buenos Aires Stock Exchange)

Ref.: LOMA NEGRA C.I.A.S.A. – Explanatory Announcement of Payment of Dividends

Dear Sirs,

As explanation to the Announcement of Payment of Dividends filed as 6-K on April 14, 2022, please be informed that:

(i)
the payment of dividends for a total amount of ARS 5,150,000,000 equivalent to ARS 8.797388907640520 per outstanding share (without including the treasury shares) is equivalent to 8797,388907640520% of the outstanding capital stock.

(ii)	Shareholders choosing the US Dollar Payment Option may receive the payment in US Dollars through Caja de Valores S.A., either into a local or a foreign bank account.

(iii)	American Depositary Shares (ADSs) holders will receive their payment in US Dollars through the Depositary Bank, Citibank N.A.

Sincerely,

______________________
Marcos Isabelino Gradin
Investor Relations Officer